Exhibit (d)(8)(i)

AMENDED SCHEDULE A

to the

EXPENSE LIMITATION AGREEMENT

VOYA EQUITY TRUST

OPERATING EXPENSE LIMITS

	Maximum Operating Expense Limit (as a percentage of average net assets)
Name of Fund*	Class A	Class C	Class I	Class O	Class R	Class R6	Class T	Class W
Voya Real Estate Fund Term for Classes A, C, I, O, R and W Expires October 1, 2015 Initial Term for Class R6 Expires October 1, 2015 Initial Term for Class T Expires October 1, 2018	1.35%	2.10%	1.00%	1.35%	1.60%	0.86%	1.35%	1.10%

H.E.
HE

Effective Date: May 31, 2017 to add Class T shares.

* This Agreement shall automatically renew for one-year terms with respect to a Fund unless otherwise terminated in accordance with the Agreement.